UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant	☐
Filed by a Party other than the Registrant	☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

PUERTO RICO RESIDENTS TAX-FREE FUND VI, Inc.

(Name of Registrant as Specified in its Charter)

Ocean Capital LLC
WILLIAM Heath Hawk

Brent D. Rosenthal
JosÉ R. Izquierdo II

(Name Of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
☐	Fee paid previously with preliminary materials.

2024 ANNUAL MEETING OF STOCKHOLDERS OF
PUERTO RICO RESIDENTS TAX-FREE FUND VI, Inc.

AMENDMENT NO. 1 TO PROXY STATEMENT
OF
OCEAN CAPITAL LLC

annual meeting of STOCKHOLDERS

scheduled to be held on December 19, 2024

Please vote the BLUE Proxy Card (i) “FOR” the election of our highly qualified nominees and (ii) “FOR” our 14a-8 proposal to terminate all existing advisory and management agreements between the Fund and UBS Asset Managers of Puerto Rico within sixty days.

Please sign, date and mail the enclosed BLUE Proxy Card today!

Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital,” “we,” “us,” or “ours”), is filing this amendment (this “Amendment”) to its definitive proxy statement dated September 24, 2024 (as amended by this Amendment, the “Proxy Statement”) in connection with (i) the election of each of our two nominees, Brent D. Rosenthal and José R. Izquierdo II, to the board of directors (the “Board”) of Puerto Rico Residents Tax-Free Fund VI, Inc. (the “Fund”), and (ii) the stockholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 proposing to terminate all existing advisory and management agreements (the “Advisory Agreements”) between the Fund and UBS Asset Managers of Puerto Rico, pursuant to the right of stockholders to terminate the Advisory Agreements, as embodied in Section 15(a)(3) of the Investment Company Act of 1940 and as required to be included in such Advisory Agreements, within sixty days (the “14a-8 Proposal”), each at the 2024 annual meeting of stockholders (the “2024 Annual Meeting”).

THE PROXY STATEMENT, AS AMENDED BY THIS AMENDMENT, RELATES ONLY TO THE 2024 ANNUAL MEETING AND NOT TO THE FUND’S 2021, 2022 OR 2023 ANNUAL MEETINGS OF STOCKHOLDERS.

According to the Fund’s Amendment No. 1 to its definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2024, the Fund convened and then adjourned the 2024 Annual Meeting without transacting any other business on October 17, 2024. The 2024 Annual Meeting will be held virtually at 11:30 a.m. Atlantic Standard Time (10:30 a.m. Eastern Standard Time) on December 19, 2024.

According to the Fund’s proxy statement, any stockholder of record wishing to participate in the 2024 Annual Meeting must register at https://viewproxy.com/UBSPuertoRico/broadridgevsm/ no later than 5:00 p.m. Atlantic Standard Time (4:00 p.m. Eastern Standard Time) on December 17, 2024. According to the Fund’s proxy statement, Broadridge will then e-mail you the meeting login information and instructions for attending and voting at the 2024 Annual Meeting. Stockholders whose shares are held in “street name” must obtain legal proxies from their brokers, banks, trust companies or other nominees and follow the link above to register their shares, in order to participate in the 2024 Annual Meeting.

WE URGE YOU TO VOTE ON OUR BLUE PROXY CARD FOR THE ELECTION OF EACH OF OUR NOMINEES AND FOR THE 14A-8 PROPOSAL.

According to the Fund’s Amendment No. 1 to its definitive proxy statement, the record date for the adjourned 2024 Annual Meeting remains August 30, 2024. Stockholders who have already voted do not need to recast their votes unless they wish to change their votes. Proxies previously submitted will be voted at the reconvened meeting unless properly revoked. Stockholders who have not already voted are encouraged to do so promptly using the instructions provided in their voting instruction form or proxy card.

REVOCATION OF PROXIES

If you are a stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the 2024 Annual Meeting. Proxies may be revoked by any of the following actions:

●	signing, dating and returning the enclosed BLUE Proxy Card (the latest dated proxy is the one that counts);

●	submitting a proxy with new voting instructions using the internet or telephone voting system as indicated on the BLUE Proxy Card;

●	delivering a written notice of revocation or a later dated proxy for the 2024 Annual Meeting to Ocean Capital LLC, c/o Sodali & Co, 430 Park Avenue, 14th Floor, New York, NY 10022, or to the secretary of the Fund; or

●	registering for, attending and voting at the 2024 Annual Meeting (although attendance at the 2024 Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the 2024 Annual Meeting and you beneficially own shares but are not the record owner, your mere attendance at the 2024 Annual Meeting WILL NOT be sufficient to revoke your prior given proxy. You must have written authority from the record owner (e.g., by obtaining a legal proxy) to vote your shares held in its name at the 2024 Annual Meeting.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Stockholders can obtain copies of Ocean Capital’s definitive proxy statement, any amendments or supplements to the proxy statement, and other documents filed by Ocean Capital with the SEC for no charge at the SEC’s website at www.sec.gov.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Sodali & Co, at the address and telephone numbers set forth below. Additionally, if you are a fund advisor with clients who wish to vote for our nominees by voting on the BLUE Proxy Card, please contact our proxy solicitor for assistance.

430 Park Avenue, 14th Floor

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

Banks, Brokers, Trustees and Other Nominees Call Collect: (203) 658-9400

Email: ocean@investor.morrowsodali.com